

September 13, 2011

Via E-mail
Jane T. Elfers
Chief Executive Officer and President
500 Plaza Drive
Secaucus, New Jersey 07094

>   **Re: The Children's Place Retail Stores, Inc.**
>   **Form 10-K for the Fifty-Two Weeks Ended January 29, 2011**
>   **Filed March 28, 2011**
>   **Form 10-Q for the Quarterly Period Ended July 30, 2011**
>   **Filed September 7, 2011**
>   **File No. 0-23071**

Dear Ms. Elfers:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fifty-Two Weeks Ended January 29, 2011

Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 37

Fiscal 2010 Compared to Fiscal 2009, page 39

1. Reference is made to your disclosure on pages 40 and 42 of the $1.4 million decrease and $27.7 million decrease in SG&A expenses excluding the effects of certain SG&A expenses. Please tell us your consideration of whether these amounts are non-GAAP measures. Refer to Item 10(e)(2) of Regulation S-K.

Liquidity and Capital Resources, page 44

2. When discussing liquidity please disclose: a) the amount of cash and cash equivalents held by foreign subsidiaries; b) a statement, if true, that you would need to accrue and pay taxes if repatriated; and c) a statement, if true, that you do not intend to repatriate the funds. Please show us your proposed disclosure.

Consolidated Financial Statements, page 56

Notes to Consolidated Financial Statements, page 60

3. Reference is made to your disclosure in the third paragraph on page 26 that your credit facility prohibits the payment of dividends. Please disclose in the notes to the consolidated financial statements the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X. Please show us your proposed disclosure.

Note 11. Legal and Regulatory Matters, page 81

4. Reference is made to the second paragraph in which you disclose that the ultimate liability arising out of various legal proceedings in the normal course of business will not have a material effect on your *financial condition*. This disclosure is silent about financial statements other than your balance sheet; please tell us whether this was purposeful. In any event, please disclose whether these legal proceedings will have a material effect on your results of operations and cash flows. If there is at least a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred, please disclose the nature of the contingencies and either an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please show us your proposed disclosure.

Form 10-Q for the Quarterly Period Ended July 30, 2011

Part I - Financial Information

Item 4. Controls and Procedures, page 27

Evaluation of Disclosure Controls and Procedures, page 27

5. We note your statement that, "Disclosure controls and procedures are designed only to provide 'reasonable assurance' that the controls and procedures will meet their objectives." Please revise to state clearly, if true, that your Chief Executive Officer and President, Interim Principal Accounting Officer and Interim Principal Financial Officer concluded that your disclosure controls and procedures are effective at the reasonable

assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant

cc: Bernard L. McCracken
         Principal Accounting Officer
         Via E-mail